Exhibit 99.52

HudBay Minerals Inc. Dundee Place 1 Adelaide Street East Suite 2501 Toronto ON M5C 2V9 Canada Tel 416 362-8181 Fax 416 362-7844 hudbayminerals.com

News release

TSX – HBM

2009 – No. 19

HudBay urges shareholders to vote the BLUE proxy, AGAINST the resolution to remove the current Board and replace them with SRM’s nominees

HudBay posts letter to shareholders to website

For full details of HudBay Minerals’ position on the proposal to replace the current Board of Directors, please visit www.hudbayminerals.com/strongfuture.

Toronto, Ontario, March 19, 2009 –HudBay Minerals Inc. (“HudBay”, “the company”) (TSX: HBM) urges shareholders to vote the BLUE proxy, AGAINST the resolution to remove the current board and replace them with SRM’s nominees. HudBay’s current Board of Directors has the right strategy to guide the company through challenging economic times and into a strong future.

HudBay Minerals has posted to its website (www.hudbayminerals.com/strongfuture) a letter to its shareholders, appended to this news release, from the interim CEO, Colin K. Benner and HudBay’s Board of Directors. The letter reviews the serious concerns HudBay, along with leading independent proxy firms Glass Lewis & Co. and Riskmetrics, have raised about the slate nominated by SRM Global Master Fund (“SRM”). Glass Lewis has recommended that shareholders vote AGAINST SRM’s resolution. HudBay’s directors continue to believe that SRM is choosing to hide its true intent, which is to take control of HudBay and distribute cash through a share buyback, a strategy that would weaken HudBay’s financial strength and jeopardize the company’s organic growth opportunities.

HudBay’s current Board of Directors has the right strategy to build long-term value for all shareholders. That is why management and the Board have steadfastly refused to alter their strategy to accommodate SRM’s short-term objectives. Notwithstanding SRM’s narrow views, many HudBay shareholders, including large institutional shareholders, have expressed strong support for the HudBay strategy, which is to preserve its competitive financial strength and increase shareholder value through efficient operations, organic growth and accretive acquisitions.

“We have a good strategy that’s well considered,” said Mr. Benner. “My objective, and that of the Board, is to steer the company through these challenging times and ensure a prosperous future for HudBay. The company needs a CEO who has the best possible qualifications, and will look ahead to the future rather than returning to the past. As interim CEO, I look forward to working with HudBay’s Board of Directors to find that successor.”

Voting Instructions for BENEFICIAL (NON-REGISTERED) SHAREHOLDERS

If your common shares are held in a brokerage account a BLUE voting instruction form or BLUE proxy was mailed to you. Only vote the BLUE voting instruction form or BLUE proxy as follows:

Canadian Shareholders: Visit www.proxyvote.com and enter your 12 digit control number or call 1-800-474-7493 or fax your BLUE proxy to (905) 507-7793 or toll free at 1-866-623-5305 to ensure it is received before the deadline.

U.S. Shareholders: Visit www.proxyvote.com and enter your 12 digit control number or call 1-800-454-8683.

Voting Instructions for REGISTERED SHAREHOLDERS

If the common shares are held in your own name, fax the BLUE proxy to Equity Transfer & Trust Company at 416-595-9593 or Kingsdale at 416-867-2271 or 1-866-545-5580 or visit www.voteproxyonline.com and enter your control number.

For assistance in voting your BLUE proxy, please contact HudBay’s proxy solicitation agent, Kingsdale Shareholder Services Inc., at toll-free 1-866-581-0508 or 1-416-867-2272.

HudBay Minerals Inc.: Strength to Build the Future

HudBay Minerals Inc. (TSX: HBM) is a Canadian integrated mining company with assets in North and Central America principally focused on the discovery, production and marketing of base metals. The company’s objective is to increase shareholder value through efficient operations, organic growth and accretive acquisitions, all while maintaining its financial strength. A member of the S&P/TSX Composite Index and the S&P/TSX Global Mining Index, HudBay Minerals is committed to high standards of corporate governance and sustainability.

Forward Looking Information

This news release and its attachments contain “forward-looking information” within the meaning of applicable securities laws. Forward looking information includes but is not limited to information concerning the shareholders’ meeting scheduled for March 25, 2009, the intentions of SRM, and the strategy and intentions of HudBay and its board of directors. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “understands” or “does not anticipate”, or “believes” or variations of such words and phrases or statements that certain actions, events or results “will”, “may”, “could”, “would”, “might”, or “will be taken”, “occur”, or “be achieved”. Forward-looking information is based on the views, opinions, intentions and estimates of management at the date the information is made, and is based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those anticipated or projected in the forward-looking information (including the actions of other parties who have agreed to do certain things and the approval of certain regulatory bodies).

Many of these assumptions are based on factors and events that are not within the control of HudBay and there is no assurance they will prove to be correct. Factors that could cause actual results or events to vary materially from results or events anticipated by such forward-looking information include court and/or other regulatory approval, action by an intervening party or parties, future agreements reached with third parties, changes in market conditions, variations in ore grade or recovery rates, risks relating to international operations, fluctuating metal prices and currency exchange rates, changes in project parameters, the possibility of project cost overruns or unanticipated costs and expenses, labour disputes and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated as well as those risk factors discussed in the Annual Information Form for the year ended December 31, 2007, and as contained in the Management Discussion and Analysis for the three and nine month period ended September 30, 2008, which risks may cause actual results to differ materially from any forward-looking statement.

Although HudBay has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. HudBay undertakes no obligation to update forward-looking information if circumstances or management’s estimates or opinions should change except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking information.

This news release and the information contained herein does not constitute an offer of securities for sale in the United States and securities may not be offered or sold in the United States absent registration or exemption from registration.

(HBM – P) (HBM – G)

For further information, please contact:

Investor Relations contact:	Media contact:
HudBay Minerals Inc.	Barnes McInerney Inc.
Annemarie Brissenden	John Vincic
Manager, Investor Relations	Executive Vice President
(416) 362 0615	(416) 367-5000 ext. 249
Email: annemarie.brissenden@hudbayminerals.com	Email: jvincic@barnesmcinerney.com

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News Release 2009 – No. 19: HudBay urges shareholders to vote the BLUE proxy, AGAINST the resolution to remove the current Board and replace them with SRM’s nominees

Appendix: Letter to Shareholders

Dear HudBay Shareholder:

Make no mistake: SRM Global Master Fund (“SRM”) does not represent the best interests of all shareholders. This foreign hedge fund is agitating to replace your experienced and qualified Board of Directors with its own less experienced and conflicted slate of nominees (the “SRM Nominees”). The SRM Nominees have no strategy for HudBay, a critical failure identified by two leading independent proxy advisory firms, Glass Lewis & Co. and Riskmetrics. Peter R. Jones, SRM’s candidate to become CEO, has only a hastily concocted plan that does not stand up to scrutiny. Your Board of Directors continues to believe that SRM is choosing to hide its true intent, which is to take control of HudBay and distribute cash through a share buyback, a strategy that would weaken HudBay’s financial strength and jeopardize the company’s organic growth opportunities.

The Glass Lewis and Riskmetrics reports

In recommending that HudBay shareholders vote AGAINST SRM’s resolution, the Glass Lewis report issued March 12, 2009 states that:

•

“We are concerned that the replacement of the entire board is a drastic step that could disrupt the board and/or management’s operations, depriving the Company of much-needed leadership amid a major financial downturn.” *

•

“Further, we are concerned that the Dissident has failed to outline a substantial strategic plan for improvement at the Company, other than appointing Dissident nominee [Peter R.] Jones as CEO. Instead, the Dissident reports that such a plan could only be finalized after the Dissident nominees were elected to the board and provided with access to requisite information regarding the Company. As such, we do not believe the Dissident has provided any reason to believe that its own strategy would yield better results for the company’s performance than management’s current strategy.”

•	“In our view, giving the Dissident one or two seats on the board (out of a total of eight board seats) would be more appropriately aligned with the Dissident’s equity interest in the Company.”

•	“We believe that incumbent management, with access to more and better information regarding the company, should be given the benefit of the doubt regarding strategic business directions.”

Glass Lewis & Co. concluded that:

•

“…the removal of the entire board at this time could potentially disturb the Company’s operations and have a detrimental impact on shareholder value. Accordingly, we recommend that shareholders vote AGAINST this proposal on the Company’s BLUE proxy card.”

In a report dated March 13, 2009, Riskmetrics noted that G. Wesley Voorheis, SRM’s intended chairman, is a paid consultant to SRM. SRM’s proxy circular does not state how much Mr. Voorheis is being paid by SRM. According to Riskmetrics:

•

“… we are not comfortable with Voorheis being appointed Chairman. A consultant who is paid by the dissident should not be automatically installed in such an influential leadership role. We would expect a board of directors, after due consideration, to independently appoint a chairman in the best interests of the company and its shareholders.” *

SRM’s decision to appoint their paid consultant as HudBay’s chairman is entirely consistent with a strategy of obtaining control of HudBay. Like Glass Lewis, Riskmetrics pointed out that the SRM Nominees “lack…a detailed business plan” and have failed to present a “more detailed strategy” for HudBay, notwithstanding the policy of Riskmetrics that dissidents proposing to replace a majority of a Board, let alone the entire Board, must provide a well-reasoned and detailed business plan.

*	Permission to quote from the Riskmetrics and Glass Lewis reports was neither sought nor obtained.

HudBay has the Right Strategy

Our strategy is the right one to build long-term value for all shareholders. That is why management and the Board have steadfastly refused to alter their strategy to accommodate SRM’s short-term objectives. Notwithstanding SRM’s narrow views, many HudBay shareholders, including large institutional shareholders, have expressed strong support for the HudBay strategy, which is to preserve its competitive financial strength and increase shareholder value through efficient operations, organic growth and accretive acquisitions.

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News Release 2009 – No. 19: HudBay urges shareholders to vote the BLUE proxy, AGAINST the resolution to remove the current Board and replace them with SRM’s nominees

Peter R. Jones and the SRM Nominees have no strategy for HudBay

In its dissident proxy circular dated March 2, 2009, SRM acknowledged that the SRM Nominees have not developed a strategic plan for HudBay, despite having had two months since the identification of the SRM Nominees to do so, and despite SRM’s assertion that Peter R. Jones is “intimately familiar” with HudBay. However, in response to criticism from HudBay shareholders and Glass Lewis, Mr. Jones hastily assembled a strategy that appeared in the media on March 12, 2009 as well as in a later press release.

Balmat Mine and Chisel North Mine

Mr. Jones has suggested that he would like to restart the Balmat and Chisel North mines, whose operations were suspended by HudBay in August 2008 and January 2009, respectively. Mr. Jones reopened the Balmat mine based on overly optimistic production and cost assumptions; HudBay’s board had to close the Balmat mine following losses of more than $80 million. HudBay’s decision to suspend production at Chisel North is part of a strategy to maximize the value of Chisel North’s resources and the likely success of a mine at Lalor. Not only would it be value-destructive to continue to mine Chisel North at current low zinc prices, it would compromise the viability of new opportunities, like Lalor. HudBay’s strategy is to reopen Chisel North in several years at what are expected to be higher zinc prices, and eventually transition the Chisel North workforce at the time to Lalor to facilitate a smooth ramp-up of Lalor. Similarly, development of Lalor will support the addition of a copper recovery circuit at the Snow Lake concentrator, thereby enhancing the economics of mining at Chisel North.

Flin Flon Copper Smelter

Mr. Jones has suggested that he would try to keep the Flin Flon copper smelter open. HudBay has not determined a date for closure of the smelter, although closure will be necessary prior to 2015 when government emission targets will make continued operations uneconomic. Recent movements in energy prices, foreign exchange rates and market treatment charges have mitigated the adverse economic impact of operating the smelter. HudBay is, however, investing in the needed infrastructure to ensure that the company is able to close the smelter when it is in HudBay’s best interests to do so.

Growth by Acquisition

Mr. Jones has also suggested that he would like to grow HudBay through acquisitions. A key part of HudBay’s strategy during Mr. Jones’ previous tenure as CEO was to grow the company by acquisition, and the HudBay Board’s opinion is that Mr. Jones was unsuccessful in carrying out the strategy that had been proposed by management and approved by the Board. Mr. Jones has no record of completing mergers and acquisitions, and there is no reason to believe that he would be any more successful at this now than he was previously.

Mr. Jones and the SRM Nominees have indicated that they will not conduct a share buyback until they have completed a review of HudBay’s strategy. This provides little comfort to HudBay’s Board, given its concerns that the SRM Nominees will be unable to act independently of SRM when SRM pressures its hand-picked nominees to distribute HudBay’s following such a review. Such a strategy would leave HudBay undercapitalized and unable to pursue its organic growth opportunities.

At current prices, HudBay’s operating cash flow is positive. However, if current prices and foreign exchange rates persist or even deteriorate, we do not expect operating cash flow to be sufficient to fund our capital programs in 2009. Consequently HudBay needs to retain sufficient funding to weather a cash drain for three to as long as five years, while retaining the substantial capital required to develop Lalor. If a major share buyback is conducted today, in five years HudBay could face declining production with a weak balance sheet that is unable to support needed investment. This would be the worst possible outcome for HudBay and its shareholders.

It is apparent that SRM and their nominees made no effort to develop a strategy for HudBay in the two months following the announcement of the SRM Nominees. HudBay believes this is because SRM does not intend to grow HudBay, but rather intends to engage in a major share buyback that would weaken HudBay financially and jeopardize HudBay’s organic growth opportunities. Facing criticism of their lack of strategy from HudBay shareholders and independent observers, SRM and Mr. Jones have hastily concocted a strategy that is not well considered and hides SRM’s true intent, which HudBay believes is to distribute the company’s cash through a share buyback.

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News Release 2009 – No. 19: HudBay urges shareholders to vote the BLUE proxy, AGAINST the resolution to remove the current Board and replace them with SRM’s nominees

The Truth about Peter R. Jones’ Track Record

Your Board of Directors also takes serious issue with SRM’s claim that Mr. Jones was responsible for HudBay’s share price increase during his time with HudBay. The reality is that he simply had the good fortune to be in charge of a highly leveraged mining company just before a dramatic rise in metal prices. Indeed, it was under his watch that the company accumulated over $600 million in operating losses prior to 2005, which substantially sheltered HudBay’s taxable income once metal prices increased.

By the end of 2006, the benefit of rising metal prices and extensive tax losses were fully reflected in HudBay’s share price. During 2007, HudBay’s share price underperformed its peer index on the TSX by more than 25%.

SRM supported the Skye Transaction

SRM criticizes HudBay’s acquisition of Skye Resources Inc. (“Skye”), even though SRM supported the transaction when it was announced. In fact, SRM went so far as to advocate for support of the transaction on management’s behalf, as noted in correspondence between SRM and HudBay:

•	“Our line is that the [Skye acquisition] is a good move for the company and we support the growth strategy.” (A June 24, 2008 email from SRM to HudBay)

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“We fully support the Company’s highly accretive actions in the development of Laylor [sic] Lake, further exploration in the Flin Flon belt and the acquisition of Skye’s Fenix Nickel Project in Guatemala.” (A July 30, 2008 letter from SRM to HudBay.)

SRM’s True Intentions Unveiled

HudBay believes SRM still has not been forthright and transparent about its true intentions for the company. SRM rejected HudBay’s compromise offer of two board seats, which is completely reasonable for a 10% shareholder. HudBay’s only condition in making this offer was that SRM would effectively agree to cease its hostilities towards HudBay. HudBay’s current Board of Directors continues to believe SRM’s objective is to gain control of HudBay without compensating the company’s shareholders.

Conclusion

The most implausible statement in the dissident’s circular, however, is that SRM is not seeking control of HudBay, but that its intent is to remain a passive shareholder.

SRM claims its motivation is a purely altruistic desire to improve HudBay’s governance, a statement that would be more believable if SRM’s track record demonstrated altruism rather than activism, but that’s not the case.

SRM has an extensive history as an activist investor. It brought claims against the Government of England with respect to its investment in Northern Rock, and has threatened to litigate against news organizations, such as The Wall Street Journal, that have simply questioned SRM’s performance or disclosure. Given this behaviour, it is not credible to suggest that SRM will be merely a passive shareholder, and will refrain from exercising its obvious influence over its hand-picked nominees upon their installation.

We believe SRM’s only objective is to seize control of HudBay by installing its own slate of inexperienced nominees to further its short-term agenda. HudBay’s current board and management team, on the other hand, will work for all shareholders to create long-term value.

HudBay believes that its Board has the experience and the strategy needed to ensure that HudBay can prosper and maximize shareholder value. HudBay urges shareholders to vote only the BLUE proxy AGAINST SRM’s removal resolution, and stop SRM from acquiring control of HudBay.

Regards,

M. Norman Anderson	Colin K. Benner
Chairman	Interim Chief Executive Officer

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News Release 2009 – No. 19: HudBay urges shareholders to vote the BLUE proxy, AGAINST the resolution to remove the current Board and replace them with SRM’s nominees